OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                              Cambex Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   132008103
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Associated Capital, L.P.                                  Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
Selig A. Zises                                          New York, New York 10022
Nancy J. Frankel-Zises                                            (212) 758-9500
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 9, 1995
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                          Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ASSOCIATED CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /X/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

                     7  SOLE VOTING POWER
 NUMBER OF                         438,500
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING                         438,500
  PERSON
   WITH              10 SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          438,500


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /




13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%


14  TYPE OF REPORTING PERSON*

          PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                          Page 3 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

             A CAP, INC.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS

        WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK


                     7  SOLE VOTING POWER
NUMBER OF                          438,500
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          438,500
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          438,500



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%


14   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                        Page 4 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            JAY H.  ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /



3   SEC USE ONLY



4   SOURCE OF FUNDS

     WC, PF, 00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                     7  SOLE VOTING POWER
NUMBER OF                          521,500
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY                           76,000
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          521,500
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER
                                    76,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          597,500



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.8%


14   TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                         Page 5 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

             SELIG A.  ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS

     PF, OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES



                     7  SOLE VOTING POWER
NUMBER OF                           109,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY                           49,500
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                           109,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER
                                    49,500


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          158,500



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%


14   TYPE OF REPORTING PERSON*

                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                           SCHEDULE 13D


CUSIP No.  132008103                                          Page 6 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            NANCY J.  FRANKEL-ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /



3   SEC USE ONLY



4   SOURCE OF FUNDS

          PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES



                     7  SOLE VOTING POWER
NUMBER OF                          45,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          45,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          45,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.5%


14   TYPE OF REPORTING PERSON*

              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D

Item 3.   Source and Amount of Funds

          Associated Capital purchased an aggregate of 438,500 shares at an aggregate cost of $3,502,162.50, using its own funds. Jay H. Zises purchased an aggregate of 80,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $588,650 using his own funds. The 20,500 shares of Common Stock acquired by Justin Zises were acquired at an aggregate cost of $207,326.25 using his own funds. The 3,000 shares of Common Stock acquired in the Uniform Gift to Minors Act ("UGMA") for Meryl Zises were acquired at an aggregate cost of $20,946, using funds from the UGMA account. The 20,500 shares of Common Stock acquired by Lara Zises were acquired at an aggregate cost of $207,326.25 using her own funds. The 20,000 shares of Common Stock acquired by Samantha Zises were acquired at an aggregate cost of $201,511.25 using her own funds. The 15,000 shares of Common Stock acquired by Susan Zises were acquired at an aggregate cost of $134,879, using her own funds. Selig A. Zises purchased an aggregate of 109,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $1,070,926.50, using his own funds. The 49,500 shares of Common Stock acquired by Lynn Zises were acquired at an aggregate cost of $515,344.50, using her own funds. Nancy J. Frankel-Zises purchased an aggregate of 45,000 shares of Common Stock for her retirement account at an aggregate cost of $319,692.50 using her own funds.

          All of the amounts reported herein are net of commissions.

Item 5.   Interest in Securities of the Issuer

          (a) and (b)  Associated is the beneficial and record owner of 438,500 shares of Common Stock, or 5.0% of the outstanding shares of Common Stock.

          As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 438,500 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 438,500 shares of Common Stock or 5.0% of the outstanding shares of

Common Stock.

          Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 438,500 shares of Common Stock or 5.0% of the outstanding shares of Common Stock.

          Jay Zises is the beneficial and record owner of an aggregate of 80,000 shares of Common Stock or 0.9% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 79,000 shares of Common Stock or 0.9% of the outstanding. Such shares are owned of record as follows: (i) 20,500 shares of Common Stock, or 0.2% of the outstanding, held in the account of his son, Justin Zises, (ii) 3,000 shares of Common Stock (less than 0.1%) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 20,500 shares of Common Stock, or 0.2% of the outstanding, in the account of his daughter, Lara Zises, (iv) 20,000 shares of Common Stock, or 0.2% of the outstanding, in the account of his daughter, Samantha Zises, and (v) 15,000 shares of Common Stock, or 0.2% of the outstanding, in the account of his ex-wife, Susan Zises.

          In addition to the 438,500 shares of Common Stock owned by Associated, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 83,000 shares of Common Stock, consisting of (A) the 80,000 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 3,000 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 76,000 shares of Common Stock, consisting of
(A) the 20,500 shares held in Lara Zises's account, (B) the 20,000 shares held in Samantha Zises's account, (C) the 20,500 shares held in Justin
Zises's account, and (D) the 15,000 shares held in Susan Zises's account.

          Selig A. Zises is the beneficial and record owner of an aggregate of 109,000 shares of Common Stock, or 1.2% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 49,500 shares of Common Stock, or 0.6% of the outstanding, held in the account of his daughter, Lynn Zises.

          Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 109,000 shares of Common Stock, consisting of all of the shares held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 49,000 shares of Common

Stock, consisting of the shares held in Lynn Zises's account.

          Nancy Frankel-Zises is the beneficial and record owner of an aggregate of 45,000 shares of Common Stock, or 0.5% of the outstanding, in her IRA account.

          Nancy Frankel-Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 45,000 shares of Common Stock, consisting of all of the shares held in her personal account.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 8,737,617 outstanding shares of Common Stock of the issuer on July 17, 1995 based on the Issuer's report on Form 10-Q for the quarter ended June 3, 1995.

          (c) See Exhibit B attached hereto for information concerning transactions made.

          (d) Notwithstanding the fact that Jay H. Zises and Selig A. Zises may be deemed to beneficially own the shares of Common Stock held in the accounts of members of their respective families, each of the accounts established in the name or for the benefit of Lara Zises, Samantha Zises, Justin Zises, Meryl Zises, Susan Zises and Lynn Zises that holds shares of Common Stock will have the right to receive dividends payable with respect to such shares of Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Each of Jay H. Zises and Selig A. Zises, as the case may be, have informal understandings with certain of their respective family members pursuant to which Jay H. Zises or Selig A. Zises exercises investment discretion with respect to and on behalf of such family members. Pursuant to such arrangements, Jay Zises may purchase and sell securities of the Issuer for the respective accounts of Lara Zises, Samantha Zises, Susan Zises and Justin Zises, and Selig Zises may purchase and sell securities of the Issuer for the account of Lynn Zises. In addition, as trustee of an UGMA account established for the benefit of Meryl Zises, Jay Zises may exercise investment discretion with respect to securities of the Issuer held in such account.

Item 7.   Material to be Filed as Exhibits

          Exhibit B.  Purchases of Common Stock of Issuer.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ASSOCIATED CAPITAL, L.P.

                             By: A CAP, INC., as General Partner


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             A CAP, INC.


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             /s/ Jay H. Zises
                             ----------------------------------
                             JAY H. ZISES


                             /s/ Selig A. Zises
                             ----------------------------------
                             SELIG A. ZISES


                             /s/ Nancy Frankel-Zises
                             ----------------------------------
                             NANCY FRANKEL-ZISES




Dated: August 9, 1995

                                                                    EXHIBIT B

                         NEW PURCHASES OF COMMON STOCK
                              CAMBEX CORPORATION
                                 AS OF 8/9/95


                      Trade Date  # of shares     Price         Net $

Selig Zises             7/14/95      10,000      $10.125     $101,250.00
                        7/17/95       4,000       $9.875      $39,500.00

                      SUB TOTAL      14,000      $10.054     $140,750.00


Lynn Zises              7/17/95       5,000       $9.875      $49,375.00
                        7/31/95       3,400      $12.875      $43,775.00
                         8/1/95       6,600      $12.875      $84,975.00

                      SUB TOTAL      15,000      $11.875     $178,125.00


Susan Zises             7/18/95     10,000        $9.088      $90,879.00
                        7/18/95      3,000        $8.750      $26,250.00
                        7/18/95      2,000        $8.875      $17,750.00

                      SUB TOTAL     15,000        $8.992     $134,879.00


Associated Capital      7/19/95       4,000       $8.500      $34,000.00
                        7/20/95       9,500       $9.060      $86,070.00
                         8/9/95      25,000      $12.188     $304,687.50

                     SUB TOTAL       38,500      $11.033     $424,757.50


Nancy Zises             7/28/95      5,000       $12.375      $61,875.00

                     SUB TOTAL       5,000       $12.375      $61,875.00



TOTAL as of 7/12                   713,500
(amend date)

Current Total                      801,000

% ownership                          9.17%